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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 2 4 2014

Washington DC
404

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____.
　　　　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　**BG Strategic Advisors, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

525 South Flagler Drive, Suite 200
(No. and Street)

West Palm Beach	**Florida**	**33401**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon　　　　　　　　　　　　　　　　　　　　　　　　**(561) 932-1600**
　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
　　　　　　　　　　　　　(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	**Boca Raton**	**Florida**	**33431**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)　unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Benjamin Gordon__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__BG Strategic Advisors, LLC__ , as
of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # EE044466
Expires: NOV. 22, 2014
BONDED THRU ATLANTIC BONDING CO., INC

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



DaszkalBolton LLP

ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

We have audited the accompanying financial statements of BG Strategic Advisors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.
The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BG Strategic Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Boca Raton	Fort Lauderdale/Miami	Jupiter
2401 NW Boca Raton Boulevard	490 Sawgrass Corporate Parkway, Suite 200	4455 Military Trail, Suite 201
Boca Raton, FL 33431-6632	Sunrise, Florida 33325-6252	Jupiter, Florida 33458-4828
561-367-1040	954-974-3544	561-622-8920

PCAOB Registered   www.dbllp.com   Member   worldwide

Continued from previous page

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 6, 2014

BG Strategic Advisors, LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Current assets
Cash and cash equivalents	$	963,812
Accounts receivable		50,000
Prepaid expenses		16,527
Total current assets		1,030,339
Property and equipment, net		17,201
Deposits		12,000
Total assets	$	1,059,540

LIABILITIES AND MEMBER'S EQUITY

Current liabilities
Accounts payable	$	9,818
Accrued expenses		167,699
Deferred revenue		291,252
Other current liabilities		778
Total current liabilities		469,547
Member's equity		589,993
Total liabilities and member's equity	$	1,059,540

See accompanying notes to financial statements.

Revenues:		
Consulting income	$	817,456
Success fees		2,100,000
Other income		337,801
		3,255,257
Operating expenses:		
Conference and marketing		251,328
Insurance		3,434
Employee ancillary expenses		42,367
Professional fees		105,500
Rent and utilities		84,333
Travel and Entertainment		83,505
Salaries and wages		1,370,397
General and administrative		102,579
Other expenses		15,644
Total operating expenses		2,059,087
Operating income		1,196,170
Other income (expense)		
Tax exempt dividends		113
Interest		(30)
Taxes		(296)
Depreciation		(10,860)
Total other (expense)		(11,073)
Net income		1,185,097
Member's equity, beginning of the year		551,660
Capital distributions		(1,146,764)
Member's equity, end of the year	$	589,993

See accompanying notes to financial statements.

BG STRATEGIC ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income	$	1,185,097
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		10,860
Allowance for doubtfull accounts		(203,032)
(Increase) decrease in:		
Accounts receivable		162,603
Prepaid expenses		(9,180)
Deposits		(4,000)
(Decrease) increase in:		
Accounts payable		(8,860)
Accrued expenses		167,699
Deferred revenue		14,770
Other current liabilities		(1,550)
Net cash provided by operating activities		1,314,407
Cash flows from investing activities:		
Purchase of vehicle		(110,032)
Net cash used investing activities		(110,032)
Cash flows from financing activities:		
Increase in due from affiliates		(36,732)
Payments on note payable		(12,200)
Capital distribution		(1,000,000)
Net cash used in financing activities		(1,048,932)
Net increase in cash and cash equivalents		155,443
Cash and cash equivalents, beginning of year		808,369
Cash and cash equivalents, end of year	$	963,812
Supplemental disclosure of cash flow information:		
Interest paid	$	30
Taxes paid	$	296
Schedule of Noncash Financing Transactions		
Non-cash distributions	$	146,764

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance. In January 2009, BG Strategic Advisors, Inc. ("BGSA, Inc."), the Company's parent company and Managing Member, acquired Botsford Associates, LLC, a West Palm Beach - based investment bank and FINRA member, and combined its assets and operations with those of the Company.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition
The Company generates income from services to provide general business strategy consulting, business valuations and corporate finance services. Contracts for these services have different terms based on the scope, deliverables and complexity of the engagement, which require management to make judgments and estimates in recognizing revenue. The Company is compensated on contracts principally through time and material arrangements, cost-reimbursable plus fee arrangements, and fixed price and contingent fee arrangements.

Revenue for general business consulting services is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured. For these types of arrangements, the Company recognizes revenue over the period of performance. Depending on the specific contractual provisions and nature of the deliverable, revenue may be recognized on a proportional performance model based on level of effort, as milestones are achieved or when final deliverables have been provided. Revenue arrangements entered into with the same client that are accounted for under Financial Accounting Standard Codification ("ASC") 605-25 are accounted for on a combined basis when they are entered into at or near the same time, unless it is clearly evident that the contracts are not related to one another.

Billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Accounts Receivable
The Company bills for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, based on current and historical performance of the customer. Accounts receivable are not presented net of an allowance for doubtful accounts, as management believes that all outstanding amounts at December 31, 2013 are fully collectible.

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 6, 2014 the financial statements were available to be issued.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2013, the Company's cash equivalents include money market securities. These securities are valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 4 – PROPERTY & EQUIPMENT

Property and equipment consist of the following at December 31, 2013:

Office equipment	$	26,979
Furniture and fixtures		1,711
Vehicles		105,193
Property and equipment		133,883
Less: accumulated depreciation		(116,682)
Property and equipment, net	$	17,201

Depreciation expense was $10,860 for the year ended December 31, 2013.

NOTE 5 – NOTE PAYABLE

The Company was obligated under a 0.9% note payable to a finance company. The note was secured by a vehicle with a net book value of $17,201, and called for monthly payments of principal and interest in the amount of $1,530. The $12,200 outstanding balance was fully repaid during August 2013.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company maintains a bank account at one financial institution. The account is a "proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer." The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2013, amounts in excess of FDIC and SIPC insured limits were $472,863.

NOTE 7 – INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income for the year ended December 31, 2013.

NOTE 8 – RELATED PARTY TRANSACTIONS

During 2013, the Company incurred costs of $29,561 on behalf of Cambridge Capital, an entity owned by the Managing Member. The related party receivable, in the same amount, due to the Company from Cambridge Capital were settled through a non-cash distribution to the Managing Member.

During 2013, the Company incurred costs of $7,171 on behalf of BGSA, Inc., its parent company. The related party receivable, in the same amount, due to the Company from BGSA, Inc. were settled through a non-cash distribution to the Managing Member.

During 2013, the Company purchased a vehicle, which was transferred to the Parent Company via a non-cash distribution to the Managing Member.

Note 9 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Inc. adopted a nonstandardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's contributions during the year ended December 31, 2013 were $105,968.

Note 10 – Long-Term Incentive and Compensation Plan

During 2009 the Company adopted a Long-term Incentive and Compensation Plan (the "Plan") under which 2,000,000 shares were granted and 1,225,000 shares were vested as of December 31, 2013. In accordance with the Plan, the incentive shares are redeemable and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Note 11 – Commitments and Contingencies

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period.

The Company has granted bonuses in the amounts approximately of $50,000, $50,000 and $132,000 pursuant to its Long Term Incentive and Compensation Plan, the payments of which are contingent upon the occurrence of future events during 2014, 2015 and 2016, respectively.

Note 12 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2013.

At December 31, 2013, the company had net capital of $474,989, which was $444,368 in excess of the required net capital of $30,621. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.97 to 1, below the maximum ratio of 15 to 1.

SUPPLEMENTARY INFORMATION

BG STRATEGIC ADVISORS, LLC
SCHEDULE I - COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net capital:		
Total member's equity	$	589,993
Addition and/or credits:		
Non-refundable deferred revenues		-
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable		50,000
Property and equipment, net		17,201
Prepaid expenses		16,527
Deposits		12,000
Total non-allowable assets		95,728
Other deductions and/or charges		-
Total deductions and/or charges		95,728
Net capital before haircuts on securities positions		494,265
Haircuts on securities		19,276
Net capital	$	474,989
Minimum net capital required - 6 2/3% of aggregate indebtness included in the statement of financial condition or $5,000, whichever is greater		30,621
Excess net capital		444,368
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		469,547
Less: Non-refundable deferred revenues		10,226
Aggregate indebtedness		459,321
Ratio of aggregate indebtedness to net capital		96.70%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2013		
Net capital, as reported in Company's Part II		474,989
Audit adjustments		-
Net capital, per December 31, 2013 audited report, as filed	$	474,989

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2013 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC is claiming exemption under the provisions of SEC rule 15c3-3(K)(2)(i). Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.



DaszkalBolton LLP
ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
BG Strategic Advisors, LLC
West Palm Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by BG Strategic Advisors, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 6, 2014

Boca Raton	**Fort Lauderdale/Miami**	**Jupiter**
2401 NW Boca Raton Boulevard	490 Sawgrass Corporate Parkway, Suite 200	4455 Military Trail, Suite 201
Boca Raton, FL 33431-6632	Sunrise, Florida 33325-6252	Jupiter, Florida 33458-4828
561-367-1040	954-974-3544	561-622-8920

PCAOB Registered   www.dbllp.com   Member worldwide

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec 31,2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BG Strategic Advisors, LLC
525 Flagler Drive
ste 200
W Palm Beach, FL 33401

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer 561-483-633!

2. A. General Assessment (item 2e from page 2) $ 7,293.85

B. Less payment made with SIPC-6 filed (exclude interest)   (1,918.07)
   7/26/13
   Date Paid

C. Less prior overpayment applied   (0)

D. Assessment balance due or (overpayment)   5,375.78

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,375.78

G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,375.78

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BG Strategic Advisors, LLC
_____
(Name of Corporation, Partnership or other organization)
_____
(Authorized Signature)

Dated the 5th day of February , 20 14 .   President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

- 15 -

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2013
and ending Dec 31, 2013

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,255,371

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 3,255,371

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Trade Show Revenue — 337,801

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 29.00

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) — 29

Total deductions — 337,830

2d. SIPC Net Operating Revenues	$ 2,917,541
2e. General Assessment @ .0025	$ 7,293.85

(to page 1, line 2.A.)

INTERNAL CONTROL



DaszkalBolton LLP

ACCOUNTANTS & ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Managing Member
BG Strategic Advisors, LLC
Palm Beach, FL

In planning and performing our audit of the financial statements of BG Strategic Advisors, LLC (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Boca Raton	Fort Lauderdale/Miami	Jupiter
2401 NW Boca Raton Boulevard	490 Sawgrass Corporate Parkway, Suite 200	4455 Military Trail, Suite 201
Boca Raton, FL 33431-6632	Sunrise, Florida 33325-6252	Jupiter, Florida 33458-4828
561-367-1040	954-974-3544	561-622-8920

PCAOB Registered   www.dbllp.com   Member   worldwide

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Daszkal Bolton LLP

Boca Raton, Florida
February 6, 2014